

2012 ANNUAL REPORT

CAPABILITY LED

OUR PATH TO TARGETED GROWTH

AvalonBay
COMMUNITIES, INC.


AvalonBay
COMMUNITIES, INC

AvalonBay Communities, Inc.

An equity REIT primarily engaged in developing, redeveloping, acquiring and managing upscale apartment communities in high barrier-to-entry coastal markets within the United States.

TOTAL SHAREHOLDER RETURN [1]


Compound Annual Growth Rate
25%
20%
15%
10%
5%
0%
6.8%
6.9%
21.9%
20.9%
18.2%
12.2%
1 Year
3 Year
10 Year
AVB
Multifamily Sector Average

Source: SNL Financial

LONG-TERM OUTPERFORMANCE [2]


10-Year Compound Annual Growth Rate
20%
15%
10%
5%
0%
4.1%
0.6%
11.7%
8.1%
FFO
NAV
AVB
Multifamily Sector Average

Source: SNL Financial, Green Street Advisors

INVESTING IN STRATEGIC CAPABILITIES

MARKET RESEARCH. CUSTOMER INSIGHT. DESIGN. CAPITAL MANAGEMENT.

These strategic capabilities enhance our long-standing competencies in development, construction, acquisitions, redevelopment and property management. Our capability led strategy sets us apart and positions us well to continue our long track record of delivering targeted growth and outsized long-term returns to our shareholders.

AVALON GREEN–ELMSFORD, NY



2012 was another outstanding year for AvalonBay. Our same-store portfolio continued to contribute exceptional performance, as same-store NOI grew by 7.6% and FFO growth reached a record 16.4%. On the heels of our 14.3% FFO growth in 2011, this equated to a two-year total growth rate of 33.0%, marking an exceptionally strong rebound from the depths of the downturn. We declared a 10.3% increase in our dividend for 2013 on top of an 8.7% increase in 2012. With just nine quarters of sequential year-over-year NOI growth behind us so far, we are confident we are still in the early stages of this cycle, as documented demographic and consumer trends are expected to continue to drive strong demand in our high barrier-to-entry coastal markets throughout the course of this decade.

Each of our growth platforms contributed to accretive investment returns in 2012. Our development efforts ramped up, with total development under construction growing to $1.8 billion by year end. We invested an additional $76 million in capital to redevelop some of our existing communities.[3] And in the fourth quarter, we announced the largest portfolio acquisition in the Company's history, as we teamed with Equity Residential to contract for the purchase of Archstone from the Lehman Brothers bankruptcy estate.

Our record-setting pace of investment activity was matched with capital markets activity that also set records for the Company. Immediately after announcing the Archstone acquisition, we completed the largest follow-on public equity offering in U.S. REIT history and issued 10-year unsecured debt at an interest rate that was, at the time, the lowest rate ever achieved by a REIT. We finished the year with liquidity and balance sheet capacity to spare, even after considering the closing of the Archstone transaction in the first quarter of 2013.

Capability Led

Since our founding as a public company in the early 1990s, we have always been a fully integrated enterprise, with strong competencies in development, construction and property management. These establish the framework for outsized returns and value creation. Over time, we have also developed competencies in acquisitions and redevelopment, which we use to shape and position the portfolio.

Informing all of our investment decisions are strategic capabilities we developed in market research, customer insight, design and capital management. Over the past few years, we have increased our investment in these areas and built stronger connections between these central corporate functions and our regional offices, which drive our growth platforms. These capabilities help us extend our competitive advantage and make us better developers, acquirers and redevelopers. Let's take a closer look at each one.

Market Research

Most large real estate investment platforms have some level of market research function that tracks demand and supply fundamentals. However, we believe that our market research group has taken the standard real estate research approach to a whole new level. We combine third-party data on market rents with internal supply pipeline estimates to generate a proprietary rent-growth model which provides unique, asset-class-specific projected rental growth rates for each submarket across our footprint.

Customer Insight & Design

While we interact with our customers thousands of times every day, it takes a focused effort to ensure that the voice of the customer finds its way into our strategic thinking on an ongoing basis. Our customer insight and branding group works with all of the different functional groups across the Company to gather data on customer preferences and use that data to inform the product and service decisions we make every day. Our design department works closely with each regional office on the design of new developments, redevelopments and major remerchandising and capital expense projects across our portfolio. They help to ensure adherence to our brand standards, and along with our sector-leading development team, work with local architects and design professionals to maximize the potential of each community.

Capital Management

Real estate is a capital intensive business. To support our objective of achieving attractive, risk-adjusted returns on investment activity, we seek to match fund new investments with long-term capital, which is generally sourced at the same time that we make an investment commitment. We refer to this as integrated capital management. This approach to capital management allows us to lock in the spread between the projected investment return and our cost of capital and mitigate risk arising from any future adverse change in the capital markets. With a wide array of cost-effective capital sources available to us, we developed a proprietary set of capital market monitors and analytical tools that we use to assess our current cost of capital in the equity and debt markets. Each quarter, we update these analytical tools, discuss our capital-sourcing alternatives, and compare current pricing against historical pricing and projected returns on new investments. This process allows us to access different funding sources based on their relative attractiveness at any particular point in time.

Putting it All Together—The Archstone Acquisition



As we evaluated the Archstone transaction, including which assets to select and how to structure the acquisition, we were able to leverage our strategic capabilities to great advantage. In-depth market and submarket analysis from our market research group informed our strategy on specific asset selection. Our multi-brand platform, led by our customer insight group, allowed us to identify a long-term branding strategy that will help unlock future growth potential through remerchandising and redeveloping some of the Archstone assets we are acquiring. And our integrated capital management discipline drove our financing strategy for the transaction, as we match funded our commitment with long-term capital put in place rapidly after announcing the transaction.

Our Path to Targeted Growth

We have come a long way from our early days as a regional developer building walk-up garden apartments in the Northeast and Mid-Atlantic. Our increasing strategic capabilities in market research, customer insight, design and capital management are helping us better execute on our long-standing competencies in development, construction, acquisitions, redevelopment and property management. As our sector and our industry continue to mature, our capability led strategy sets us apart and positions us well to continue our long-term track record of delivering outsized risk-adjusted returns to shareholders.

TIMOTHY NAUGHTON, CEO & PRESIDENT

By investing in the best data available and carefully studying their dynamics from submarkets all the way down to zip-code and census block, we confidently project what a market needs from our apartment homes and how these homes are likely to perform now and in the future.

Example Analysis

SUBMARKET ANNUAL NEW SUPPLY AS SHARE OF APARTMENT STOCK



5%
4%
3%
2%
1%
0%
3%
4%
1%
1%
Last 10 Years
Next 10 Years (projected)
Submarket rental revenue
Annual new supply as share of apartment stock

NEIGHBORHOOD DEMOGRAPHICS



10%
8%
13%
38%
9%
22%

Couple w/wo children
Single dad
Male alone
Single mom
Female alone
Roommates



RESIDENT LOUNGE AT AVALON WEST LONG BRANCH–NJ

AVALON FORT GREENE–BROOKLYN, NY



MARKET RESEARCH

TARGETING THE BEST MARKETS

Data driven. Deep market knowledge. Our market research team combines the best third-party and publicly available data with internal company metrics to develop actionable information for decision-making. The market research team identifies the best submarkets for growth and provides recommendations for product type, unit mix and pricing. Our proprietary revenue model generates growth rates for over 200 submarkets, which are embedded into our underwriting of new investments, helping us maximize portfolio performance. Often challenging conventional wisdom, the data-driven insights from our market research capability guide us to smart, targeted growth.

Open kitchens with ample storage. Islands for eating, working and entertaining. Built-in utility stations for recharging electronic devices and recycling. Unique sliding doors and walls to maximize living space in urban apartment homes. Top-of-the-line fitness centers. Pet-friendly amenities. Bike parking. These are just some of the customer-centric design features found in our communities.







PICTURED TOP TO BOTTOM: KITCHEN AT AVALON PARK CREST–VA, FITNESS CENTER AT AVALON NORTH BERGEN–NJ AND UNIQUE ONE BEDROOM AT AVA H STREET–DC.



CUSTOMER INSIGHT & DESIGN

CREATING DISTINCTIVE BRANDS

Customer focused. Thoughtful design. At AvalonBay, the voice of the customer is at the center of decision-making. Through on-line discussion forums, focus groups, regular customer surveys and social media conversations, we constantly listen to customers. Our design team translates customer needs to create distinctive living environments and design standards. Together, our customer insight and design capabilities drive our brand offerings–Avalon, AVA and eaves by Avalon–allowing us to more deeply penetrate our core markets, reach new customers and better serve existing residents.

Our 2013 dividend increase is supported by the performance of our core portfolio, future growth prospects from our development pipeline and the Archstone acquisition.

LONG-TERM DIVIDEND GROWTH



10-Year Dividend Change
Compound Annual Growth Rate
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
4.3%
-1.4%
AVB
Multifamily Sector Avg.

Source: SNL Financial

LOW DEBT-TO-MARKET CAPITALIZATION RATIO



Fixed Debt 18%
Floating Debt 2%
Equity 80%

As of 12/31/12

AVALON WEST CHELSEA/AVA HIGH LINE–NEW YORK CITY, NY (UNDER DEVELOPMENT)


CAPITAL
MANAGEMENT

FUELING OUR PIPELINE

Balance sheet strength. Financial flexibility. We are active in the capital markets with access to a wide variety of cost-effective capital sources to fund our investment activity, including unsecured bond offerings, secured mortgage loans, common and preferred equity, investment fund vehicles, one-off joint ventures, and asset sales. Our integrated capital management approach, marked by proprietary capital market monitors and analytical tools, allows us to access the most effective source of capital at any given point in time and position our balance sheet to best support growth from new investment.

The Archstone transaction adds an attractive collection of assets, which complements our portfolio on three important dimensions: geographic allocation, submarket positioning, and price point. The addition of these communities and future developments provides important scale benefits for market presence, brand penetration and G&A leverage, which we believe will strengthen our competitive position over time.

INCREASED MARKET PENETRATION FOR AVALONBAY


+21%
+39%
+73%
+11%
+12%
+68%

% increase in apartment homes post Archstone acquisition

ARCHSTONE FIRST AND M–WASHINGTON, DC



ACCELERATING OUR GROWTH

ARCHSTONE ACQUISITION

In November 2012, we announced that we would acquire approximately 40% of the assets of Archstone. This sizable transaction accelerates our growth, consistent with our long-stated strategy of more deeply penetrating our core coastal markets.


A
V
A

FINANCIALS

AVA H STREET LOBBY–WASHINGTON, DC

Notes

1. Total Shareholder Return: The change in value over the period stated with all dividends reinvested. Total Shareholder Return is sometimes presented as the compound annual growth rate. The Total Shareholder Return for each year within the timeframe presented may vary.
2. NAV per Share Growth: The estimated compound annual growth rate of Net Asset Value (NAV) per Share as estimated by Green Street Advisors, Inc. during the periods indicated. NAV per Share Growth for each year within the timeframe presented may vary.
3. Redevelopment investment is shown excluding dollars invested prior to start of redevelopment.

Table Of Contents

Definitions And Reconciliations Of Non-GAAP Financial Measures And Other Terms

This Annual Report contains certain non-GAAP financial measures and other terms. The definition and calculation of these non-GAAP financial measures and other terms may differ from the definitions and methodologies used by other REITs and, accordingly, may not be comparable. The non-GAAP financial measures referred to below should not be considered an alternative to net income as an indication of our performance. In addition, these non-GAAP financial measures do not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered as an alternative measure of liquidity or as indicative of cash available to fund cash needs. The definitions of non-GAAP financial measures and other terms not included below (Funds from Operations, Net Operating Income, Established/Same Store Communities) are contained in our Annual Report on Form 10-K which is distributed with and a part of this Annual Report.

The Multifamily Sector Average is a weighted average based on Total Market Capitalization per SNL Financial. The weighted average for "Total Shareholder Return", "FFO" and "Long-Term Dividend Growth" includes AIV, BRE, CPT, EQR, ESS, HME, and UDR. The weighted average for "NAV per Share Growth" includes all companies under Green Street Advisors, Inc.'s coverage for which data is available during each of the time periods presented and includes AEC, BRE, CPT, EQR, PPS and UDR.

The Stock Performance Graph provides a comparison, from December 2007 through December 2012, of the cumulative total shareholder return (assuming reinvestment of dividends) among the Company, the Standard & Poor's 500 Index, and a peer group index (the FTSE NAREIT Apartment REIT Index) composed of 15 publicly-traded apartment REITs, including the Company based on an initial purchase price of $100. The FTSE NAREIT Apartment REIT Index includes only REITs that invest directly or indirectly primarily in the equity ownership of multifamily residential apartment communities. Upon written request to the Company's Secretary, the Company will provide any stockholder with a list of REITs included in the FTSE NAREIT Apartment REIT Index. The historical information set forth below is not necessarily indicative of future performance. Data for the FTSE NAREIT Apartment REIT Index and the S&P 500 Index were provided to the Company by NAREIT.


STOCK PERFORMANCE
$200
$175
$150
$125
$100
$75
$50
$25
Index Value
Dec. 07 Dec. 08 Dec. 09 Dec. 10 Dec. 11 Dec. 12
AVB
FTSE NAREIT Apartment REIT Index
S&P 500

Index	Period Ending Dec. 07	Dec. 08	Dec. 09	Dec. 10	Dec. 11	Dec. 12
AvalonBay Communities, Inc.	100	70	100	142	170	181
FTSE NAREIT Apartment REIT Index	100	75	98	144	165	177
S&P 500	100	63	80	92	94	109

Ten Year FFO Reconciliation to Net Income

(dollars in thousands)	For the Year Ended 12/31/12	12/31/11	12/31/10	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03
Net income	$ 423,869	$ 441,622	$ 175,331	$ 155,647	$ 411,487	$ 358,160	$ 266,546	$ 310,468	$ 207,779	$ 262,503
Dividends attributable to preferred stock	—	—	—	—	(10,454)	(8,700)	(8,700)	(8,700)	(8,700)	(10,744)
Depreciation—real estate assets, including discontinued operations and joint venture adjustments	265,627	256,986	237,041	221,415	203,082	184,731	165,982	163,252	159,221	129,207
Distributions to noncontrolling interests, including discontinued operations	28	27	55	66	216	280	391	1,363	3,048	1,263
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—	(4,547)	—
Gain on acquisition of unconsolidated entities	(14,194)	—	—	—	—	—	—	—	—	—
Gain on sale of unconsolidated entities	(7,972)	(3,063)	—	—	(3,483)	(59,927)	(6,609)	—	—	—
Gain on sale of operating communities	(146,311)	(281,090)	(74,074)	(63,887)	(284,901)	(106,487)	(97,411)	(195,287)	(121,287)	(159,756)
Funds from Operations attributable to common stockholders	$ 521,047	$ 414,482	$ 338,353	$ 313,241	$ 315,947	$ 368,057	$ 320,199	$ 271,096	$ 235,514	$ 222,473
Weighted average common shares outstanding—diluted	98,025,152	90,777,462	84,632,869	80,599,657	77,578,852	79,856,927	75,586,898	74,759,318	73,354,956	70,203,467
EPS—diluted	$ 4.32	$ 4.87	$ 2.07	$ 1.93	$ 5.17	$ 4.38	$ 3.42	$ 4.05	$ 2.75	$ 3.60
FFO per common share—diluted	$ 5.32	$ 4.57	$ 4.00	$ 3.89	$ 4.07	$ 4.61	$ 4.24	$ 3.63	$ 3.21	$ 3.17

AvalonBay Corporate Information

Board of Directors

Bryce Blair [4]
Chairman of the Board
AvalonBay Communities, Inc.

Alan B. Buckelew [2,4]
CEO and President
Princess Cruises, Inc.
A global cruise line

Bruce A. Choate [4,5]
President and CEO
Watson Land Company
A real estate investment trust

John J. Healy, Jr. [2,5]
Private Investor

Timothy J. Naughton [4]
Chief Executive Officer
and President
AvalonBay Communities, Inc.

Lance R. Primis [1,3,5]
Managing Partner
Lance R. Primis and Partners, LLC
A management consulting firm

Peter S. Rummell [3,4]
Private Investor

H. Jay Sarles [2,3]
Private Investor

W. Edward Walter [2,4]
President and CEO
Host Hotels & Resorts, Inc.
A real estate investment trust

1 Lead Independent Director
2 Audit Committee
3 Compensation Committee
4 Investment and Finance Committee
5 Nominating and Corporate Governance Committee

Officers

Timothy J. Naughton
Chief Executive Officer
and President

Thomas J. Sargeant
Chief Financial Officer

Leo S. Horey III
Chief Administrative Officer

Matthew H. Birenbaum
Executive Vice President
Corporate Strategy

Sean J. Breslin
Executive Vice President
Investments, Asset
Management &
Property Operations

William M. McLaughlin
Executive Vice President
Development & Construction–
Northeast

Kevin P. O'Shea
Executive Vice President
Capital Markets

Edward M. Schulman
Executive Vice President
General Counsel & Secretary

Stephen W. Wilson
Executive Vice President
Development & Construction–
West Coast/Mid-Atlantic

David W. Bellman
Senior Vice President
Construction–East Coast

Kurt D. Conway
Senior Vice President
Brand Strategy

Deborah A. Coombs
Senior Vice President
Property Operations–
West Coast

Jonathan B. Cox
Senior Vice President
Development–Mid-Atlantic

Scott W. Dale
Senior Vice President
Development–MA

Suzanne Jakstavich
Senior Vice President
Human Resources

Ronald S. Ladell
Senior Vice President
Development–NJ

Joanne M. Lockridge
Senior Vice President
Finance

J. Richard Morris
Senior Vice President
Construction

Christopher L. Payne
Senior Vice President
Development–Southern CA

Martin Piazzola
Senior Vice President
Development–NY

Matthew T. Smith
Senior Vice President
Property Operations–East Coast

Matthew B. Whalen
Senior Vice President
Development–
CT/Long Island/Westchester

Danyell D. Alders
Vice President
Property Operations–
Southern CA

Lisa B. Bongardt
Vice President
Property Operations–
Mid-Atlantic

Jonathan R. Busch-Vogel
Vice President
Development–NY

Randall Caraway
Vice President
Property Operations–
Southern CA

Duane W. Carlson
Vice President
Construction–
Northern CA/Pacific NW

Jong M. Chung
Vice President
Design

Sean M. Clark
Vice President
Redevelopment & Asset
Management–West Coast

Heather J. Duffy
Vice President
Property Operations–
Northern CA

Linda Early
Vice President
Property Operations–NY

Stephen M. Fabian
Vice President
Customer Care Center

Brian E. Fritz
Vice President
Development–Pacific NW

Patrick Gniadek
Vice President
Investments–East Coast

Christopher B. Helsabeck
Vice President
Development–Mid-Atlantic

Kurt R. Hesser
Vice President
Finance

Karen A. Hollinger
Vice President
Information Services

David A. Hutchins
Vice President
Internal Audit

Mark Janda
Vice President
Development–Southern CA

Scott R. Kinter
Vice President
Construction–Northeast

Lyn C. Lansdale
Vice President
Strategic Business Services

David Lewis
Vice President
Engineering

Sarah K. Mathewson
Vice President
Property Operations–
CT/MA/NJ/RI

Michael J. Roberts
Vice President
Development–MA

Robert S. Salkovitz
Vice President
Construction–Southern CA

Brian Schley
Vice President
Risk Management

Keri A. Shea
Vice President
Finance & Treasurer

Elizabeth A. Smith
Vice President
Redevelopment & Asset
Management–East Coast

Margaret A. Spriggs
Vice President
Development–Northern CA

Mona R. Stahling
Vice President
Operations

Craig F. Thomas
Vice President
Market Research

Alaine Walsh
Vice President
Corporate and Investment
Services

Timothy M. Walters
Vice President
Investments–West Coast

Catherine T. White
Vice President
Associate General Counsel

Sean Willson
Vice President
Corporate Controller

AvalonBay Corporate Information

Headquarters

Washington, DC
Ballston Tower
671 N. Glebe Road
Suite 800
Arlington, VA 22203
Phone 703.329.6300
Fax 703.329.9130

Regional Offices

Boston, MA
51 Sleeper Street
Suite 750
Boston, MA 02210
Phone 617.654.9500
Fax 617.426.1610

Fairfield, CT
1499 Post Road
Second Floor
Fairfield, CT 06824
Phone 203.926.2300
Fax 203.926.9744

Long Island, NY
135 Pinelawn Road
Suite 130 South
Melville, NY 11747
Phone 631.843.0736
Fax 631.843.0737

Los Angeles, CA
16255 Ventura Boulevard
Suite 950
Encino, CA 91436
Phone 818.784.2800
Fax 818.784.2810

Newport Beach, CA
4440 Von Karman Avenue
Suite 300
Newport Beach, CA 92660
Phone 949.955.6200
Fax 949.724.9208

New York, NY
275 Seventh Avenue
25th Floor
New York, NY 10001
Phone 212.370.9269
Fax 212.370.1415

San Francisco, CA
455 Market Street
Suite 1650
San Francisco, CA 94105
Phone 415.284.9080
Fax 415.546.4138

San Jose, CA
400 Race Street
Suite 200
San Jose, CA 95126
Phone 408.983.1500
Fax 408.287.9167

Seattle, WA
11808 Northup Way
Suite W311
Bellevue, WA 98005
Phone 425.576.2100
Fax 425.576.8447

Virginia Beach, VA
2901 Sabre Street
Suite 100
Virginia Beach, VA 23452
Phone 757.631.5000
Fax 757.486.1063

Woodbridge, NJ
Woodbridge Place
517 Route One South
Suite 5500
Iselin, NJ 08830
Phone 732.404.4800
Fax 732.283.9105

Investor Relations

Investor Relations
AvalonBay Communities, Inc.
Ballston Tower
671 N. Glebe Road
Suite 800
Arlington, VA 22203
Phone 703.329.6300
ext. 4681
ir@avalonbay.com

Website

www.avalonbay.com

Transfer Agent

Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone 866.230.0668
www.cpushareownerservices.com/cpuportal/index.jsp

Independent Auditors

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102
Phone 703.747.1000

Form 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is being distributed with this Annual Report and also may be obtained without charge by contacting Investor Relations.

Stock Listings

NYSE–AVB

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" on page 69 of our Annual Report on Form 10-K for a discussion regarding risks associated with these statements.

AvalonBay
COMMUNITIES, INC



AVALON IRVINE II—IRVINE, CA

Ballston Tower
671 N. Glebe Road, Suite 800
Arlington, VA 22203
703.329.6300
www.avalonbay.com